Cybin Inc. Reports Third Quarter Financial Results and Recent Business Highlights

-Company to provide CYB003 Phase 1/2a interim study readout and update on its
CYB004 program at upcoming R&D Day on February 28, 2023 -

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplement dated August 8, 2022 to its short form base shelf prospectus dated July 5, 2021
TORONTO, CANADA – February 14, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, today reported unaudited financial results for its third quarter ended December 31, 2022, and recent business highlights.
“Looking ahead, we remain well-positioned to deliver on multiple near-term clinical milestones and data catalysts across our pipeline programs. With interim data expected imminently for our Phase 1/2a study of CYB003 and approval to begin dosing CYB004 in humans, the stage is set for continued momentum and strong clinical execution,” said Doug Drysdale, Chief Executive Officer of Cybin. “With a cash runway that will support upcoming value-driving clinical milestones, we will continue our focus on clinical execution with the goal of ultimately bringing improved therapeutic options to patients in need.”
Recent Business and Pipeline Highlights:
CYB004: A proprietary deuterated N,N-dimethyltryptamine (“DMT”) molecule
•The Company recently received approval from an independent ethics committee in the Netherlands to commence first-in-human dosing of CYB004 through a protocol amendment to its ongoing Phase 1 CYB004-E trial (“CYB004-E trial”). This marks the first time a deuterated DMT molecule will be evaluated in humans and reduces Cybin’s time-to-clinic with CYB004. The Company plans to apply these initial findings in the CYB004-E trial to optimize dose delivery in future clinical trials.

•On January 12, 2023, Cybin announced that it selected generalized anxiety disorder (“GAD”), with or without major depressive disorder (“MDD”) as the target indication for CYB004.
•Based on preclinical data, CYB004 has demonstrated an improved bioavailability and pharmacokinetic (“PK”) profile in comparison to DMT when administered via intravenous (“IV”) and inhaled routes. These studies also demonstrated that IV CYB004 has a longer duration of effect compared to DMT, indicating the potential to extend the therapeutic window and provide better dose optimization. These factors may support more convenient dosing methods such as subcutaneous, inhaled, or intramuscular administration.
•Cybin secured a U.S. composition of matter patent covering CYB004 in February 2022 that provides patent protection through 2041. The patent covers a range of deuterated forms of DMT and protects CYB004 as a putative new chemical entity.
•The Company plans to provide an update on the CYB004-E trial and the CYB004 program at its virtual R&D Day on February 28, 2023i.
CYB003: A proprietary deuterated psilocybin analog for the potential treatment of MDD
•Cybin continues to progress its Phase 1/2a clinical trial evaluating CYB003 for the potential treatment of MDD. The Company plans to provide an interim readout from the Phase 1/2a trial at its virtual R&D Day on February 28, 2023i. The interim readout is intended to provide an initial understanding of the safety and PK profile of CYB003 in humans, including preliminary observations related to the psychedelic effect and duration of psychedelic effect of CYB003. These findings will help provide the necessary dose ranging information for the ongoing Phase 1/2a trial in addition to future clinical studies evaluating CYB003.
•CYB003 is designed to potentially address the challenges and limitations of oral psilocybin. Based on preclinical data, CYB003 achieved low variability in plasma levels, fast onset of action, and a short duration of effect. CYB003’s therapeutic profile as a potentially differentiated treatment for MDD is expected to provide more consistent and predictable dosing, and low intra- and inter- individual variability, with the goal of reducing time and resource burden on the healthcare system.
•CYB003 is the first ever deuterated psilocybin analog to enter clinical development and its therapeutic profile as a potentially differentiated treatment for MDD has recently been highlighted in poster presentations at multiple scientific conferences.
Kernel partnership evaluating Kernel Flow®

•On January 18, 2023, the Company announced promising results from its sponsored feasibility study, conducted by HI, LLC dba Kernel (“Kernel”), that provided key proof-of-principle for Kernel Flow wearable technology (“Flow”) as a portable functional system that provides real-time measurements of blood oxygenation changes in the brain associated with neural activity during the administration of psychedelics. These findings support Flow as a tool to potentially provide valuable insight into the effects and mechanisms of psychedelics on the brain. Further analysis from this study is ongoing and will inform Cybin’s potential integration of Flow in future clinical trials.
R&D Day to be held on February 28, 2023 at 10:00 a.m. ET.
•The virtual R&D Day event will be hosted by Cybin’s leadership team and will feature key opinion leader Dr. Maurizio Fava, Psychiatrist-in-Chief of Massachusetts General Hospital (“MGH”), Vice Chair of the MGH Executive Committee on Research, Executive Director of the Clinical Trials Network and Institute at MGH, Associate Dean for clinical and translational research, and the Slater Family Professor of Psychiatry at Harvard Medical School.
•During the event, the Company expects to provide an interim readout from the ongoing Phase 1/2a trial evaluating CYB003 for the potential treatment of MDD, an update from the ongoing Phase 1 CYB004-E trial evaluating IV DMT and an update on its CYB004 program for the potential treatment of GAD. Click here to register for the event.

Third-Quarter Financial Information:

•Cash totaled C$22.5 million as of December 31, 2022, and C$20 million as of February 14, 2023.
•Net loss was C$10.7 million for the quarter ended December 31, 2022, compared to a net loss of C$17.2 million in the same period last year.
•Cash-based operating expenses totaled C$11.1 million compared to C$12.0 million in the same period last year.
•Cash flows used in operating activities were C$10.8 million for the quarter ended December 31, 2022, compared to C$12.8 million in the same period last year.
•Pursuant to the previously announced at-the-market (“ATM”) US$35 million equity program, as of February 14, 2023, the ATM allows Cybin to issue and sell up to an additional US$26 (C$35) million of common shares. Depending on market conditions, this will provide Cybin with access to additional cash for growth opportunities and working capital.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding, the Company’s cash runway to support upcoming clinical milestones; the ATM program and the anticipated results; the anticipated results and potential of the Company’s CYB003 Phase 1/2a trial; the Company’s plans to provide an interim readout from the CYB003 Phase 1/2a study; the Company’s plans to provide an update on the CYB004-E trial and the CYB004 program; statements regarding the Company’s Phase 1 DMT clinical study for CYB004-E, anticipated results and the impact of this study on future clinical trials; the Company’s clinical development program evaluating CYB004; statements regarding the Kernel Flow feasibility study and the potential integration of Flow in future clinical trials; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations;

fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company’s listing statement dated November 9, 2020 which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward- looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Leah Gibson

Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-460

i There is no assurance that these timelines will be met. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company